DATIGEN.COM, INC.
                             3191 NORTH CANYON ROAD
                                PROVO, UTAH 84604

                         ------------------------------

                              INFORMATION STATEMENT
                            PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                        --------------------------------

      NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

         This Information Statement, which is being mailed on or about December 3, 2004 to the holders of record of shares of common stock, no par value (the "Common Stock"), of Datigen.Com, Inc., a Utah corporation (the "Company"), is being furnished in connection with the designation by Amir Uziel (the "Purchaser"), of persons to the Board of Directors of the Company (the "Board"). The appointment of Mr. Uziel as a director of the Company was made in connection with the Purchase and Sale Agreement dated November 24, 2004 (the "Purchase and Sale Agreement") executed between certain shareholders, including Joseph F. Ollivier, the principal executive officer of the Company, and the Purchaser, pursuant to which, among other things, the Purchaser purchased 180,500 shares of Common Stock (the "Purchased Shares") of the Company. The Purchased Shares represent 30.02% of the issued share capital of the Company on a fully-diluted basis. The Purchase and Sale Agreement was signed and closed on November 24, 2004.

         In connection with the purchase by Mr. Uziel of the Purchased Shares, the current directors of the Company resigned, other than Mr. Ollivier whose resignation will be effective as described herein. No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

         The information contained in this Information Statement concerning the persons to be appointed by Mr. Uziel has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principals of the Company assume the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to November 24, 2006. The principal executive offices of the Company are located at 3191 North Canyon Road, Provo, Utah 84604.

                                     GENERAL

         There are currently 601,190 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Purchase and

Sale Agreement, the Board currently consists of two members, Amir Uziel and Joseph F. Ollivier. Joseph F. Ollivier will resign as a director of the Company effective ten days after the mailing of this Information Statement, and on such date, the two directors appointed by Mr. Uziel (the "Director Designees") shall become directors of the Company.

       DIRECTORS AND EXECUTIVE OFFICERS OTHER THAN THE DIRECTOR DESIGNEES

         Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company (other than the Director Designees) as of November 29, 2004.

         NAME                    AGE            POSITIONS AND OFFICES
         ----                    ---            ---------------------

         Joseph F. Ollivier      61             Former President and Chief
                                                Executive Officer and Director

         Matthew Haney           27             Former Vice President Marketing
                                                and Director

         Aaron Ollivier          26             Director

         Amir Uziel              39             President, Chief Executive
                                                Officer and Director

         Adam J. Somer           32             Treasurer

Mr. Haney resigned as a director on November 24, 2004. Mr. Ollivier will resign as a director of the Company 11 days after the mailing of this Information Statement.

Joseph F. Ollivier, who is 61 years old, has been the President, Chief Executive Officer and a director of the Company since 1999. Since 1995, Mr. Ollivier has been a managing member of First Capital Funding, LLC, a private mortgage company. At First Capital Funding, LLC, Mr. Ollivier supervises loan activity. Mr. Ollivier is also an officer and director of Mountain Oil, Inc., a public company engaged in the business of oil and gas exploration and development.

Matthew Haney, who is 27 years old, has been the Vice President Marketing and a director of the Company since 2002. Mr. Haney graduated with a bachelor's degree in economics from Brigham Young University in Provo, Utah, in December 2000 and is currently receiving an MBA through Utah State University. During the last few years, Mr. Haney has also been a partner at First Capital Advisors, which writes business plans and marketing documents for companies raising money.

Aaron Ollivier, who is 26 years old, graduated with a bachelor's degree in Business Marketing. His experience is mainly in operations management and retail. He has financially directed several small companies over the past few years. Mr. Ollivier directed the marketing efforts of the Company as well as overseeing the corporate-owned operations.

Amir Uziel, age 39, became the President and Chief Executive Officer and a director of the Company as of the close of business on November 24, 2004. From 1994 to the present, Mr. Uziel has been an economist for Amir Uziel Consult, a private company providing international business development and marketing advisory services to some of the leading Israeli companies. Prior thereto, Mr. Uziel was Sales and Marketing Manager of Hollandia Sleep Engineering Center Ltd., a furniture chain in Israel. Mr. Uziel received his B.A. from Tel Aviv University School of Economics and Accounting in 1991.

                             THE DIRECTOR DESIGNEES

         The name and certain other information about the Director Designees, who will become directors of the Company ten days after the mailing of this Information Statement, is set forth below.

Adam J. Somer, age 32, became Treasurer of the Company as of the close of business on November 24, 2004 and will become a director of the Company effective ten days after the mailing of this Information Statement. From April 2001 to the present, Mr. Somer has been Chief Executive Officer of Madison Strategic Partners LLC, a New York City based consulting company providing international business development and strategic planning services for emerging consumer products, communications and technology companies. Before joining Madison Strategic Partners, from October 1999 to April 2001, Mr. Somer was Director of Strategic Development of Deltathree, Inc., a NASDAQ listed company in the broadband telephone services industry. From October 1997 to September 1999, Mr. Somer was Product Manager at Deltathree, Inc., and from August 1996 to August 1997, Operations Manager/Director of Operations at the Net2Phone Division of the New York Stock Exchange listed telecommunications company, IDT Corp. Mr. Somer received his B.A. from Yeshiva University in 1995.

Robert Lubin, age 31, will become a director of the Company on the Effective Date. Mr. Lubin has been responsible for Customer Service Management at IDT
Corp. since October 2004. From April 2002 until July 2004, Mr. Lubin was the director of Employment at Sephardic Career Services. From September 1998 until April 2002 he was the director of Career Services at Yeshiva University, and from September 1996 until September 1998 worked in the human resources department at Assessment Solutions Inc. Since 1998, Mr. Lubin has been a Psychology instructor at Touro College. Mr. Lubin received his B.A. from Queens College in 1995, a M.A. in psychology from Columbia University in 1996 and a M.A. in educational psychology from Columbia University in 1996.

         All statements contained in this Information Statement with respect to the directors of the Company shall include the Director Designees unless indicated otherwise.

            The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

         To the best of the Company's knowledge, there are no proceedings to which any of the foregoing individuals, or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

         There are no family relationships among our directors or officers.

         Prior to the appointment of Mr. Uziel and the Director Designees, none of said individuals was a director of, or held any position with the Company. Each of the Director Designees has consented to serve as a director of the Company and that, to the best of its knowledge, none of Mr. Uziel or the Director Designees (i) has a family relationship with any of the directors, executive officers or control persons of the Company; (ii) beneficially owns any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has been involved in any transactions with the Company, or has had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; or
(iv) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

            Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to the Company. We are not aware of any instances in fiscal year 2003 when an executive officer, director or owners of more than 10% of the outstanding shares of our common stock failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, other than a Form which should have been filed by Avant, LLC.


                MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

         During the last fiscal year, the Board took action by an aggregate of 7 meetings and actions by written consent.

         The Board of Directors has not established audit, nominating and compensation committees. The Board is of the opinion that such committees are not necessary since the Company has had only two directors and, until the effective date of this Information Statement and the election of the new Board members, such directors have been performing the functions of such committees.

         The Company does not currently have a process for security holders to send communications to the Board.

                             EXECUTIVE COMPENSATION

         The following table presents certain specific information regarding the compensation of Messrs. Ollivier and Haney, the officers of the Company, during the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION                     LONG-TERM COMPENSATION
                                 --------------------------------        SECURITIES
NAME AND PRINCIPAL POSITION      FISCAL     SALARY          BONUS        UNDERLYING STOCK     ALL OTHER
                                 YEAR       ($)             ($)          OPTIONS (#)          COMPENSATION
-------------------------------- ---------- --------------- ------------ -------------------- -------------
Joseph F. Ollivier,              2003       $24,000         -0-          -0-                  -0-
President, CEO                   2002       $24,000         -0-          -0-                  -0-
                                 2001       -0-             -0-          -0-                  -0-

                                 2003       $21,000         -0-          -0-                  -0-
Matthew Haney,                   2002       $16,500         -0-          -0-                  -0-
Vice President Marketing         2001       -0-             -0-          -0-                  -0-

M. Ballard Gardner,              2003       $75,000         -0-          -0-                  -0-
Operations Manager               2002       $75,000         -0-          -0-                  -0-
                                 2001       -0-             -0-          -0-                  -0-

The Company does not have any employment or any similar agreements with its officers.

No options were granted to any employee or executive officer during the year ended December 31, 2003. The following table sets forth certain information with respect to options granted during the years and exercised and unexercised options held by our executive officers as of December 31, 2003.


                         AGGREGATE OPTION/SAR EXERCISES
                     AND FISCAL YEAS END OPTIONS/SAR VALUES

--------------- --------------------------------- ------------------------------------ ------------- -------------
Name            Number of Securities Underlying   Value of Unexercised In-the-Money    Shares        Value
                Unexercised Options/SARs at       Options/SARs at Fiscal Year End ($)  Acquired on   Realized
                Fiscal Year End                   Exercisable/Unexercisable(1)         Exercise in   during 2003
                Exercisable/Unexercisable (#)                                          2003(#)       ($)
--------------- --------------------------------- ------------------------------------ ------------- -------------
Joseph F.       5,000/0                           $450/0                               0             $0
Ollivier
--------------- --------------------------------- ------------------------------------ ------------- -------------
Matthew Haney   15,000/0                          $1,450/0                             0             $0
--------------- --------------------------------- ------------------------------------ ------------- -------------

(1) This value is determined on the basis of the difference between the average of the high bid and asked prices on December 31, 2003, of the securities underlying the options and the exercise price.


In accordance with the transactions contemplated by the Purchase and Sale Agreement, as of November 24, 2004 Messrs. Ollivier and Haney have canceled their outstanding options.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table lists, as of November 29, 2004, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, including the Director Designees, and (iii) all officers and directors as a group. The table also includes the number of shares of Common Stock beneficially owned by each former officer and director of the Company. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

         The percentages below are calculated based on 601,190 shares of Common Stock issued and outstanding.

         There are no options, warrants or other securities convertible into shares of common stock.

         Unless otherwise indicated, the business address of each such person is c/o 3191 North Canyon Road, Provo, Utah 84604.


  Officers, Directors,
     5% Shareholder             No. of Shares          Beneficial Ownership
  --------------------          -------------          --------------------

Joseph F. Ollivier                                               *
4643 N. Mile High                     0(1)
Provo, UT 84604

Matthew Haney                         0(2)                       *
1368 South Alpine Loop
Provo, UT 84606
Aaron Ollivier                           0                       *

Amir Uziel                         180,500                    30.02%

Adam J. Somer                            0                       *
Robert Lubin                             0                       *

All directors and executive
officers as a group (3 persons)                               30.02%

*     Less than one percent

(1) The options to purchase 5,000 shares of common stock at an exercise price of $1.41 per share previously held by such individual were cancelled as part of the transaction contemplated by the Purchase and Sale Agreement.

(2) The options to purchase 10,000 shares of common stock at an exercise price of $1.40 per share and 5,000 shares of Common Stock at an exercise price of $1.41 per share previously held by such individual were cancelled as part of the transaction contemplated by the Purchase and Sale Agreement.

                                CHANGE IN CONTROL

The statements made in this Information Statement referencing the Purchase and Sale Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Purchase and Sale Agreement and related agreements are attached as exhibits to the Form 8-K filed by the Company on November 30, 2004.

On November 24, 2004, certain shareholders, including Joseph F. Ollivier, the principal executive officer of the Company, entered into a Purchase and Sale Agreement which provided, among other things, for the sale the Purchased Shares to the Purchasers listed in such Purchase and Sale Agreements (the "Purchase Transaction"). The Purchased Shares represent an aggregate of 50.87% of the issued and outstanding share capital of the Company on a fully-diluted basis. The majority of the Purchased Shares (an aggregate of 180,500 shares, or 59% of the Purchased Shares) were purchased by Amir Uziel and the balance of the Purchased Shares was purchased by six unaffiliated foreign citizens. As a result of the transaction, Mr. Uziel holds directly 30.02% of the issued and outstanding share capital of the Company. The cash consideration for the Purchased Shares was from the buyers' personal funds.

As a condition to the closing, the Company's current Board of Directors, consisting solely of Messrs. Ollivier, Haney and Aaron Ollivier, appointed Amir Uziel to the Board. Said appointment became effective as of the closing. In addition, effective as of November 24, 2004, in connection with the closing of the Purchase Transaction, (i) Matthew Haney and Aaron Ollivier, resigned as directors of the Company, (ii) Joseph F. Ollivier, resigned as President and Chief Executive Officer and Chief Financial Officer of the Company, and (iii) the Board of Directors of the Company elected Amir Uziel, to serve as President and Chief Executive Officer and a director and Adam J. Somer to serve as Treasurer of the Company. In addition, the Board appointed the Director Designees effective ten days after the mailing of this Information Statement.

There is currently no agreement or arrangement among Messrs. Ollivier, Haney and Aaron Ollivier and the new officers and directors of the Company with respect to the election of directors or other matters.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to its leased warehouse and office space in Lindon, Utah, until November 24, 2004 the Company used office space provided by Joseph F. Ollivier, an officer and director of the Company, free of charge.

At December 31, 2003, the Company has outstanding $189,295 in notes receivable from a finance company owned and controlled by Joseph F. Ollivier, an officer and director of the Company. The note is secured by real property through trust deeds as collateral and bear interest at the rate of 10 percent per annum. Interest is paid monthly and is current.

Other than as set forth above, none of the following parties has, since the date of incorporation of the Company, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect us:

      -     any of our directors or officers, including the Director Designees;

      -     any person proposed as a nominee for election as a director;

      - any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or

      - any relative or spouse of any of the foregoing persons who has the same house as such person.